Exhibit 99.28

January 2, 2009

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission

Dear Sirs/Mesdames:

Re: NWT Uranium Corp. – Change of Auditor

We have read the notice of change of auditor of NWT Uranium Corp. dated December 3, 2008 and confirm our agreement, based on our knowledge at this date, with each statement contained in that notice.

Yours very truly,

McGOVERN, HURLEY, CUNNINGHAM, LLP

Chartered Accountants
Licensed Public Accountants